ITEM 77I
                       TERMS OF NEW OR AMENDED SECURITIES

The North American Government Bond Fund, Inc. commenced offering ISI North American Government Bond Fund C Shares effective May 16, 2003. A sales charge of 1.00% is imposed on the sale of shares of ISI North American Government Bond Fund C Shares if redeemed within the first year of purchase.